May 5, 2025

Deric Eubanks
Chief Financial Officer
ASHFORD HOSPITALITY TRUST INC
14185 Dallas Parkway
Suite 1200
Dallas, TX 75254

       Re: ASHFORD HOSPITALITY TRUST INC
           Registration Statement on Form S-3
           Filed April 29, 2025
           File No. 333-286826
Dear Deric Eubanks:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Stacie Gorman at 202-551-3585 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Real
Estate & Construction
cc:   Erica L. Hogan, Esq.